Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited	CCG Investor Relations, Inc.
Mr. Yip Kok Thi, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
http://www.wsphl.com	http://www.ccgir.com/

WSP Holdings Holds Annual General Meeting of Shareholders

Wuxi, China, August 18, 2008—WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that its shareholders approved each of the proposals submitted for approval at its 2008 Annual General Meeting of Shareholders held on August 14, 2008.

Specifically, the shareholders approved:

•	the re-election of Mr. Piao Longhua as a director and Chairman of the Board of Directors of the Company;

•	the re-election of Mr. Abdul Halim bin Harun as a director and Vice Chairman of the Board of Directors of the Company;

•	the re-election of Mr. Xu Xizhong as a director of the Company;

•	the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Independent Auditor of the Company for the fiscal year 2008 and the authorization the Board of Directors to fix their remuneration; and

•	the authorization of each of Piao Longhua and Thi Yip Kok to take any action necessary to effect the foregoing resolutions.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world.

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